UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058

Commission File Number 0-27422

CUSIP Number 043136-10-0

(Check One):   ☐  Form 10-K     ☐  Form 20-F     ☒  Form 10-Q     ☐  Form N-SAR     ☐  Form N-CSR

For Period Ended: September 30, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ArthroCare Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

680 Vaqueros Avenue

Address of Principal Executive Officer (Street and Number)

Sunnyvale, California 94085

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant’s Form 10-Q has not been completed by the due date because the Registrant requires additional time to complete its analysis of certain foreign exchange transactions, which Registrant has been unable to complete in a timely manner due to a lack of available internal resources, in order to finalize its unaudited financial statements for the quarterly period ended September 30, 2004. The Registrant issued the attached press release on October 19, 2004 announcing its third quarter results. The Registrant expects that it will file the Form 10-Q shortly and that the financial statements contained in such filing will be consistent in all material respects with its publicly announced results.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael A. Baker (Name)	(408) (Area Code)	736-0224 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant issued the attached press release on October 19, 2004 announcing its third quarter results. The Registrant expects that its financial statements contained in the Form 10-Q will be consistent in all material respects with its publicly announced results.

ArthroCare Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2004	By	/s/ Michael A. Baker
Michael A. Baker President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b -25) of the General Rules and Regulations under the Securities Exchange Act of 1934
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b)) of this chapter).

ArthroCare Reports Third Quarter Revenue Growth of 30 Percent; Earnings Per Share Increases 60 Percent to $0.16 Per Diluted Share

SUNNYVALE, Calif.—(BUSINESS WIRE)—Oct. 19, 2004—ArthroCare® Corp. (Nasdaq:ARTC), a multi-business medical device company that develops minimally invasive surgical products, announced today for the third quarter ended Sept. 30, 2004, the company reported product revenues of $36.8 million, a 29 percent increase over the $28.6 million recorded in the same quarter of the previous year. Total revenues, which include product revenues, license fees and royalties, for the third quarter were $38.2 million, a 30 percent increase over the $29.4 million reported in the third quarter of 2003.

ArthroCare reported net income of $3.6 million, or $0.16 per diluted share, for the third quarter of 2004, including approximately $350,000 of non-recurring expenses related to the transfer of controller manufacturing to Costa Rica. In the third quarter of 2003, the company reported net income of $2.1 million, or $0.10 per diluted share.

Q3 SUMMARY TABLE

	Q304		Q204		Q303
Product Sales	$36.8	M	$35.9	M	$28.6	M
License Fees, Royalties and Other Revenues	$1.4	M	$1.8	M	$881,000
Total Revenues	$38.2	M	$37.7	M	$29.4	M
Net Income	$3.6	M	$3.1	M	$2.1	M
Earnings Per Diluted Share	$0.16		$0.14		$0.10

FIRST NINE MONTHS OF 2004

For the first nine months of 2004, total revenues reached $111.4 million compared with $86.3 million in the same period of 2003. The product sales portion of revenue increased to $107.0 million in 2004 compared to $83.4 million in 2003. Net income for the nine-month period was $8.3 million or $0.36 per diluted share, compared to nine-month net income of $4.7 million, or $0.21 per diluted share in the previous year.

REVENUE

In addition to third quarter product sales of $36.8 million, license fees, royalties and other revenue were $1.4 million in the third quarter of 2004 compared to $881,000 in the third quarter of 2003. International sales increased 30 percent compared to the same period last year and represented 25 percent of product sales during the quarter.

BUSINESS UNIT PERFORMANCE

The Sports Medicine business unit produced year-over-year revenue growth of 16 percent during the quarter ended Sept. 30, 2004 compared with the same period of 2003, and represented 63 percent of total product revenue. Sales in the Spine business unit increased 61 percent during the quarter compared to the third quarter of 2003 and represented 16 percent of product sales. The third quarter increase in ENT product sales over the comparable period of last year was 59 percent, with ENT sales representing 20 percent of product revenue during the quarter. This growth continues to be driven by tonsillectomy sales in the United States, where ArthroCare estimates Coblation technology is being used in nearly 20 percent of all tonsillectomies performed.

OPERATIONS

Product margin was 66 percent in the third quarter of 2004, compared to 67 percent in the previous quarter and 68 percent in the year-ago quarter. Gross margin was 68 percent in the third quarter of 2004, compared to 68 percent in the previous quarter and 69 percent in the year-ago quarter. Margins for the third quarter of 2004 include the one-time charge related to the transfer of controller manufacturing to Costa Rica.

Operating expenses for the third quarter increased 19 percent compared to the third quarter a year ago. Research and development and sales and marketing expenses decreased as a percentage of product revenue compared to the third quarter of 2003 — from 11 percent to 9 percent and 41 percent to 38 percent, respectively.

General and administrative expenses remained flat as a percentage of product revenue compared to the third quarter of 2003 at 12 percent. While legal expenses in the third quarter were lower than those incurred in the year-ago quarter, expenses related to corporate governance initiatives, specifically Sarbanes-Oxley Section 404 compliance, were significantly higher.

ArthroCare generated cash during the third quarter, increasing its cash and available-for-sale securities balance by $7.7 million before making an early repayment of its outstanding $15 million debt related to the Parallax acquisition. After making this payment, ArthroCare ended the third quarter with $18.5 million in cash and available-for-sale securities.

RECENT CORPORATE DEVELOPMENTS

•	ArthroCare reached a definitive agreement to acquire Opus Medical, an innovative developer and manufacturer of soft tissue orthopedic repair systems, subject to certain closing conditions. Under terms of the agreement, ArthroCare will acquire all of the capital stock of Opus Medical for $30 million in cash and $60 million of ArthroCare stock payable at the close (subject to adjustment based on ArthroCare’s average stock price at the close). The agreement also calls for an additional delayed payment of $40 million and a contingent payment based on Opus’ 2005 net sales, payable in cash or stock at ArthroCare’s election (subject to certain restrictions), in the first quarter of 2006. Opus Medical’s first commercial product—the AutoCuff® anchoring system

—is designed to enable surgeons to easily perform total arthroscopic rotator cuff surgery in combination with arthroscopic tissue modification or ablation devices, such as ArthroCare’s Coblation® -based ArthroWands®.

•	At the annual meeting of the American Academy of Otolaryngology, Dr. David Walner and Dr. Kay Chang presented study results that confirm the benefits of Coblation Tonsillectomy over the traditional method of electrocautery, including more rapid recovery, decreased need for post-operative narcotics and a quicker return to a regular diet.

•	ArthroCare successfully completed the transfer of controller manufacturing to its high-volume, tax-advantaged manufacturing facility in Costa Rica. This facility now manufactures all high-volume Coblation products.

•	ArthroCare paid off its existing $15 million term loan related to the Parallax Medical acquisition. On Friday, Oct. 15, 2004, ArthroCare closed on a new credit facility of $50 million, which will be used to fund the Opus Medical acquisition. This credit facility consists of a $30 million term loan and a $20 million revolving credit with essentially the same terms as the previous credit facility.

•	ArthroCare was ranked #135 in Forbes magazine’s list of “The 200 Best Small Companies.” To qualify for the list, companies had to show a consistent pattern of positive growth during a five-year period, as well as over the last 12 months. Additionally, Forbes selected companies with sales in the $5 million to $750 million range, net profit margins greater than five percent, and share prices above $5 as of Oct. 1, 2004.

•	Jack Giroux was promoted to senior vice president and president of the Sports Medicine business. Giroux was formerly ArthroCare’s senior vice president of surgical business units and has extensive experience growing and managing dynamic businesses. Prior to joining ArthroCare, he was executive vice president of commercial operations for Guava Technologies and president of ReSound North America, where he was responsible for increasing sales and profits of the company’s Hearing Health Care business and managing the unit’s marketing, sales, finance, manufacturing and quality functions. Giroux replaces Jim Pacek who is leaving ArthroCare and relocating to Arvada, Colo., where he will serve as president of ELA Medical Inc. and vice president of U.S. Cardiac Rhythm Management for Sorin Group, North America.

“We are pleased to promote Jack to head up our Sports Medicine business,” said Michael A. Baker, president and chief executive officer for ArthroCare. “This portion of our company is poised to become the leader in its industry, and we are confident Jack will expertly guide the business unit to that position. On behalf of everyone at ArthroCare, I extend Jim our deep appreciation for his many contributions to the company, and we wish him well in his new endeavors.

“Regarding our third quarter, we continued to generate strong growth in revenue and profitability across the company. In addition, we took a significant step towards expanding our leadership position in the fastest-growing and most-profitable segments of the sports medicine market by signing a definitive agreement to acquire Opus Medical. We look forward to closing this acquisition by year-end and officially integrating this leading soft tissue repair innovator into our company.”

BUSINESS OUTLOOK

The following statements are based on current expectations on Oct. 19, 2004. These statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any new businesses or license agreements the company may enter in future periods.

ArthroCare’s business outlook for fiscal 2004 remains unchanged— excluding the impact of the Opus Medical acquisition—and is as follows:

•	ArthroCare expects earnings per share (EPS) for fiscal 2004 to be between $0.52 and $0.56, with an assumed share count of 23.1 million.

•	The company anticipates fiscal 2004 product revenue to grow in excess of 20 percent compared to 2003 revenues.

•	ArthroCare expects to improve operating margins by 4-5 percentage points in 2004 compared with 2003.

•	The company also currently expects the effective tax rate for 2004 to be approximately 27 percent.

ArthroCare’s business outlook for fiscal 2005 remains unchanged— including the anticipated impact of the Opus Medical acquisition— and is as follows:

•	ArthroCare anticipates fiscal 2005 product revenues will grow by at least 30 percent compared to 2004 revenues.

•	The company expects sales of its existing Sports Medicine products to grow by at least 10 percent over 2004 revenues. It expects sales of Opus Medical products to grow by at least 50 percent, and the combined revenues of the Sports Medicine business unit to grow by at least 25 percent.

•	Spine revenues are expected to grow by at least 20 percent.

•	ENT revenues are anticipated to grow by at least 30 percent.

•	The company expects an operating margin improvement of 3 percentage points compared with 2004, with 1 percentage point coming from improvement in gross margin.

•	ArthroCare also currently expects the effective tax rate for 2005 to remain the same at approximately 27 percent.

•	With an assumed share count of 26.5 million after the close of the Opus Medical acquisition, ArthroCare expects EPS to continue to grow more rapidly than revenues and to meet or exceed the current 2005 First Call consensus of $0.84.

CONFERENCE CALL

ArthroCare will hold a conference call with the financial community to discuss these results at 4:30 p.m. ET/1:30 p.m. PT today. The call will be simultaneously Webcast by CCBN and can be accessed on ArthroCare’s Web site at www.arthrocare.com. The Webcast will remain available through Nov. 1, 2004. A telephonic replay of the conference call can be accessed by dialing 800-633-8284 and entering pass code number 21211248.

ABOUT ARTHROCARE

ArthroCare Corp. (www.arthrocare.com), headquartered in Sunnyvale, Calif., is a multi-business medical device company that develops, manufactures and markets minimally invasive surgical products, many of which are based on its patented Coblation technology. Coblation uses low-temperature radiofrequency energy to gently and precisely dissolve rather than burn soft tissue, minimizing damage to healthy tissue. ArthroCare targets a multi-billion dollar market opportunity across several medical specialties, significantly improving surgical procedures and enabling new, minimally invasive procedures. ArthroCare’s Coblation-based devices have been used in more than three million surgical procedures worldwide. The company has developed and marketed Coblation-based products for arthroscopic, spine/neurologic, ear, nose and throat, cosmetic, urologic, gynecologic and laparoscopic/general surgical procedures, and continues research in other areas.

SAFE HARBOR STATEMENTS

Except for historical information, this press release includes forward-looking statements. These statements include, but are not limited to, the company’s stated business outlook for fiscal 2004 and 2005, continued strength of the company’s fundamental position, the strength of the company’s technology, the company’s belief that strategic moves will enhance achievement of the company’s long term potential, the potential and expected rate of growth of new businesses, continued success of product diversification efforts, and other statements that involve risks and uncertainties. These risks and uncertainties include, but are not limited to, the uncertainty of success of the company’s non-arthroscopic products, competitive risk, uncertainty of the success of strategic business alliances, uncertainty over reimbursement, need for governmental clearances or approvals before selling products, and the uncertainty of protecting the company’s patent position, the risk that the acquisition of Opus may not occur or that sales of Opus products will not be as high as anticipated, and the risk that we may incur unanticipated or unknown losses or liabilities if we complete the acquisition of Opus. These and other risks and uncertainties are detailed from time to time in the company’s Securities and Exchange Commission filings, including ArthroCare’s Form 10-K for the year ended December 31, 2003, and the 10-Q for the quarter ended June 30, 2004. Forward-looking statements are indicated by words or phrases such as “anticipates,” “estimates,” “projects,” “believes,” “intends,” “expects,” and similar words and phrases. Actual results may differ materially from management expectations.

ARTHROCARE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three Months Ended			Nine Months Ended
	Sept. 30 2004	June 30 2004	Variance	Sept. 30 2004	Sept. 30 2003	Variance
Revenues:
Net Product Sales	$36,811	$35,904	$907	$107,007	$83,409	$23,598
Royalties, fees and other	1,383	1,761	(378)	4,441	2,933	1,508

Total revenues	38,194	37,665	529	111,448	86,342	25,106
Cost of product sales	12,395	11,867	(528)	37,342	26,325	(11,017)

Gross profit	25,799	25,798	1	74,106	60,017	14,089

Product Margin	66%	67%		65%	68%
Gross Margin	68%	68%		66%	70%
Operating expenses:
Research and development	3,189	3,531	342	9,840	8,321	(1,519)
Sales and marketing	13,916	14,088	172	42,332	34,611	(7,721)
General and administrative	4,305	4,302	(3)	11,925	11,982	57

Total operating expenses	21,410	21,921	511	64,097	54,914	(9,183)
Income from operations	4,389	3,877	512	10,009	5,103	4,906
Interest and other income, net	572	434	138	1,412	1,636	(224)

Income before income tax provision	4,961	4,311	650	11,421	6,739	4,682
Net Operating Margin	13%	11%		10%	8%
Income tax provision	1,340	1,164	(176)	3,084	2,089	(995)

Net income	$3,621	$3,147	$474	$8,337	$4,650	$3,687

Basic net income per share	$0.17	$0.15	$0.02	$0.39	$0.22	$0.17

Shares used in computing basic net income per share	21,411	21,159		21,203	20,908
Diluted net income per common share	$0.16	$0.14	$0.02	$0.36	$0.21	$0.15

Shares used in computing diluted net income per share	23,194	22,765		22,926	21,740

ARTHROCARE CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2004	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$18,450	$20,890
Accounts receivable, net of allowances	27,908	24,122
Inventories	37,376	33,072
Prepaid expenses and other current assets	9,030	6,921

Total current assets	92,764	85,005
Available-for-sale securities		10,428
Property and equipment, net	28,271	23,493
Related party receivables	1,075	1,205
Other assets	46,960	18,007

Total assets	$169,070	$138,138

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,254	$6,808
Accrued liabilities	8,527	4,082
Accrued compensation	6,101	5,323
Income taxes payable	2,856	1,122

Total current liabilities	24,738	17,335
Loan Payable	—	—
Other liabilities	3,825	155

Total liabilities	28,563	17,490

Total stockholders’ equity	140,507	120,648

Total liabilities and stockholders’ equity	$169,070	$138,138

CONTACT:	ArthroCare Corporation Fernando Sanchez, 512-391-3967 (Investors) or Haberman & Associates Jon Zurbey, 612-372-6446 (Media) jon@habermaninc.com